SECURITIES AND EXCHANGE COMMISSION
--------------------------------------------------------------------------------
                             Washington, D.C. 20549





                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                  Merisel, Inc.
                                ----------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    589849108
                                 --------------
                                 (CUSIP Number)


           Judith A. Witterschein, Vice President & Corporate Counsel
         Stonington Partners, Inc., 767 Fifth Avenue, New York, NY 10153
                                 (212) 339-8536
         ---------------------------------------------------------------
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                               September 19, 1997
                               ------------------
             (Date of Event which Requires Filing of this Statement)

 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

                                       13D

CUSIP No. 589849108

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Phoenix Acquisition Company II, L.L.C.

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|_|      (b)

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)  OO


(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e).


(6)      Citizenship or Place of Organization  Delaware

     Number of             (7)      Sole Voting Power  4,901,316 Shares
      Shares                                           ----------------
   Beneficially            (8)      Shared Voting Power
     Owned by
       Each                (9)      Sole Dispositive Power  4,901,316 Shares
     Reporting                                              ----------------
      Person               (10)     Shared Dispositive Power
       With

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                4,901,316 Shares
                                                                ----------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)  14.0%
                                                             -----

(14)     Type of Reporting Person (See Instructions)  OO
                                                     ----

                                       13D

CUSIP No. 589849108

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Stonington Capital Appreciation 1994 Fund, L.P.

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|_|      (b)

(3)      SEC Use Only

(4)      Source of Funds (See Instructions) OO

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e).


(6)      Citizenship or Place of Organization  Delaware

     Number of             (7)      Sole Voting Power
      Shares
   Beneficially            (8)      Shared Voting Power  4,901,316 Shares
     Owned by                                            ----------------
       Each                (9)      Sole Dispositive Power
     Reporting
      Person               (10)     Shared Dispositive Power  4,901,316 Shares
       With                                                   ----------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                4,901,316 Shares
                                                                ----------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)  14.0%
                                                             -----

(14)     Type of Reporting Person (See Instructions)  PN
                                                     ----

                                       13D

CUSIP No. 589849108

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Stonington Partners, L.P.

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|_|      (b)

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)  OO

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e).

(6)      Citizenship or Place of Organization  Delaware

     Number of             (7)      Sole Voting Power
      Shares
   Beneficially            (8)      Shared Voting Power  4,901,316 Shares
     Owned by                                            ----------------
       Each                (9)      Sole Dispositive Power
     Reporting
      Person               (10)     Shared Dispositive Power  4,901,316 Shares
       With                                                   ----------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                4,901,316 Shares
                                                                ----------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)  14.0%
                                                             -----

(14)     Type of Reporting Person (See Instructions)  PN
                                                     ----

                                       13D

CUSIP No. 589849108

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Stonington Partners, Inc. II

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|_|      (b)

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)  OO


(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e).

(6)      Citizenship or Place of Organization  Delaware

     Number of             (7)      Sole Voting Power
      Shares
   Beneficially            (8)      Shared Voting Power  4,901,316 Shares
     Owned by                                            ----------------
       Each                (9)      Sole Dispositive Power
     Reporting
      Person               (10)     Shared Dispositive Power  4,901,316 Shares
       With                                                   ----------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                4,901,316 Shares
                                                                ----------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)  14.0%
                                                             -----


(14)     Type of Reporting Person (See Instructions)  CO
                                                     ----

                                       13D

CUSIP No. 589849108

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Stonington Partners, Inc.

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|_|      (b)

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)  OO

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e).

(6)      Citizenship or Place of Organization  Delaware

     Number of             (7)      Sole Voting Power
      Shares
   Beneficially            (8)      Shared Voting Power  4,901,316 Shares
     Owned by                                             ----------------
       Each                (9)      Sole Dispositive Power
     Reporting
      Person               (10)     Shared Dispositive Power  4,901,316 Shares
       With                                                   ----------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                4,901,316 Shares
                                                                ----------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)  14.0%
                                                             -----

(14)     Type of Reporting Person (See Instructions)  CO
                                                     ----

 ITEM 1.          SECURITY AND ISSUER.

                  This Statement on Schedule 13d (the "Schedule") relates to the common stock, par value $0.01 per share (the "Shares"), of Merisel, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 200 Continental Boulevard, El Segundo, California 90245.

ITEM 2.           IDENTITY AND BACKGROUND.

                  This Statement is being filed by and on behalf of Phoenix Acquisition Company II, L.L.C. ("Phoenix"), Stonington Capital Appreciation 1994 Fund, L.P. (the "Fund"), Stonington Partners, L.P. ("Stonington L.P."), Stonington Partners, Inc. II ("Stonington II") and Stonington Partners, Inc. ("Stonington") (collectively, the "Reporting Persons"). Phoenix is a Delaware limited liability company. Each of the Fund and Stonington L.P. is a Delaware limited partnership. Each of Stonington II and Stonington is a Delaware corporation. The principal business of Phoenix is to invest in the Shares. The principal business of the Fund is investing in securities. The principal business of Stonington L.P. is being the general partner of the Fund. The principal business of Stonington II is being the general partner of Stonington L.P. The principal business of Stonington is being the management company of the Fund.

                  The directors and officers of Stonington and Stonington II are: Alexis P. Michas, Director and Managing Partner, James J. Burke, Jr., Director and Partner, Robert F. End, Director and Partner, Albert J. Fitzgibbons III, Director and Partner, Stephen M. McLean, Director and Partner, Judith A. Witterschein, Vice President and Secretary and Stephen E. Hoey, Vice President and Chief Financial Officer. The principal occupation of each of the directors and officers of Stonington and Stonington II is management of the Fund. During the last five years, none of the Reporting Persons or the individuals listed in
Item 2 has (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The business address of each of the Reporting Persons and the individuals listed in Item 2 is 767 Fifth Avenue, New York, New York 10153.

                  Each of the individuals listed in Item 2 is a citizen of the United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The source of the purchase price for the Shares that are the subject of this Statement and the Convertible Promissory Note described below was a capital contribution from investors in the Fund.

ITEM 4.           PURPOSE OF THE TRANSACTION.

                  The acquisition of the Shares reported on this Statement is the first step in a transaction the ultimate goal of which is to acquire 62.4% of the outstanding Shares. On September 19, 1997, Phoenix entered into a Stock and Note Purchase Agreement (the "Agreement") with the Company and Merisel Americas, Inc., a Delaware corporation and wholly owned subsidiary of the Company ("Merisel Americas"), pursuant to which Phoenix purchased from the Company 4,901,316 Shares (the "Purchased Shares") for $14.9 million. Also pursuant to the Agreement Phoenix acquired a Convertible Promissory Note (the "Note") from the Company and Merisel Americas for $137.1 million. $123.9 million of the Note matures on January 31, 1998 and $4.4 million matures on each of March 10, 1998, 1999, and 2000, in each case unless converted into Shares prior to maturity. The Note will automatically convert into approximately 45,098,684 Shares (the "Conversion Shares") (the Purchased Shares and the Conversion Shares equal approximately 62.4% of the outstanding Shares) upon a favorable stockholder vote and satisfaction of certain other conditions. The Agreement and the Note are filed as Exhibits A and B, respectively, to this Statement. The Fund has made a Hart-Scott-Rodino Pre-merger Notification filing with the U.S. Department of Justice with respect to acquisition by Phoenix of the Conversion Shares and, upon termination of the waiting period, Phoenix intends to convert a portion of the Note into such number of Shares so as to increase its ownership to 19.9% of the Shares outstanding immediately prior to the conversion.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 4,901,316 Shares constituting 14.0% of the then outstanding Shares after giving effect to the issuance (the percentage of Shares owned being based upon 30,078,495 Shares outstanding at August 8, 1997 as set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1997 plus the shares reported in this Statement). The Reporting Persons may be deemed to have direct beneficial ownership of the Shares as follows:


                                                   APPROXIMATE PERCENTAGE OF
NAME             NUMBER OF SHARES                 THE THEN OUTSTANDING SHARES
----             ----------------                 ---------------------------

Phoenix              4,901,316                               14.0%


                  The Fund, as the sole member of Phoenix may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) 4,901,316 Shares.

                  Stonington L.P., as the general partner of the Fund may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of

1934) 4,901,316 Shares. Stonington L.P. disclaims beneficial ownership of such Shares for all other purposes.

                  Stonington II, as the general partner of Stonington L.P. may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) 4,901,316 Shares Stonington II disclaims beneficial ownership of such Shares for all other purposes.

                  Stonington, as the management company of the Fund may be deemed to own beneficially (as that term is defined in Rule 13-d under the Securities Exchange Act of 1934) 4,901,316 Shares. Stonington disclaims beneficial ownership of such Shares for all other purposes.

                  (b) Phoenix has the sole power to vote or direct the vote of 4,901,316 Shares and the sole power to dispose or direct the disposition of such Shares. The Fund, Stonington L.P., Stonington II and Stonington may be deemed to share with Phoenix the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

                  (c) Other than the purchase reported on this Statement, there have been no transactions in the Shares by the Reporting Persons or the individuals listed in Item I above during the past sixty days.

                  (d)      Not applicable.

                  (e)      Not applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  On September 19, 1997, Phoenix entered into the Agreement pursuant to which Phoenix purchased from the Company the Purchased Shares for $14.9 million. Also pursuant to the Agreement Phoenix acquired the Note for $137.1. The Company and Merisel Americas also entered into a registration rights agreement with Phoenix (the "Registration Rights Agreement"), which provides for
(i) the registration of the Note under certain circumstances including in the event the Note has not been converted or repaid by January 31, 1998, and (ii) registration of the Purchased Shares and the Conversion Shares. A copy of the Registration Rights Agreement is filed as Exhibit C to this Statement.

                  To the best of the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any Shares or any other securities of the Company, including but not limited to transfer or voting of any of the Shares or any other securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  The following Exhibits are filed herewith:

                  A. Stock and Note Purchase Agreement dated September 19, 1997 by and among Merisel, Inc., Merisel Americas, Inc. and Phoenix Acquisition Company II, L.L.C. (Incorporated by reference to Exhibit
         99.2 of the Form 8-K filed by Merisel, Inc. September 23, 1997.)

                  B. Convertible Promissory Note dated September 19, 1997 of Merisel, Inc. and Merisel Americas, Inc. (Incorporated by reference to
         Exhibit 99.3 of the Form 8-K filed by Merisel, Inc. September 23,
         1997.)

                  C. Registration Rights Agreement dated September 19, 1997 by and among Merisel, Inc., Merisel Americas, Inc. and Phoenix Acquisition Company II, L.L.C. (Incorporated by reference to Exhibit 99.4 of the Form 8-K filed by Merisel, Inc. September 23, 1997.)

                  D. Joint Filing Agreement.

                                   SIGNATURES


                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated:   September 29, 1997

                        PHOENIX ACQUISITION COMPANY II, L.L.C.
                        By:  Stonington Capital Appreciation 1994
                                 Fund, L.P., its sole member
                        By:  Stonington Partners, L.P., its general partner
                        By:  Stonington Partners, Inc. II, its general partner


                        By:      /s/  Judith A. Witterschein
                              ----------------------------------
                        Name:     Judith A. Witterschein
                        Title:    Vice President & Secretary


                        STONINGTON CAPITAL APPRECIATION 1994
                             FUND L.P.
                        By:  Stonington Partners, L.P., its general partner
                        By:  Stonington Partners, Inc. II, its general partner


                        By:    /s/  Judith A. Witterschein
                              ----------------------------------
                        Name:     Judith A. Witterschein
                        Title:    Vice President & Secretary


                        STONINGTON PARTNERS, L.P.
                        By:  Stonington Partners, Inc. II, its general partner


                        By:    /s/  Judith A. Witterschein
                              ----------------------------------
                        Name:     Judith A. Witterschein
                        Title:    Vice President & Secretary

                        STONINGTON PARTNERS, INC. II


                        By:    /s/  Judith A. Witterschein
                              ----------------------------------
                        Name:     Judith A. Witterschein
                        Title:    Vice President & Secretary


                        STONINGTON PARTNERS, INC


                        By:    /s/  Judith A. Witterschein
                              ----------------------------------
                        Name:     Judith A. Witterschein
                        Title:    Vice President & Secretary

                                  EXHIBIT INDEX


                  A. Stock and Note Purchase Agreement dated September 19, 1997 by and among Merisel, Inc., Merisel Americas, Inc. and Phoenix Acquisition Company II, L.L.C. (Incorporated by reference to Exhibit
         99.2 of the Form 8-K filed by Merisel, Inc. September 23, 1997.)

                  B. Convertible Promissory Note dated September 19, 1997 of Merisel, Inc. and Merisel Americas, Inc. (Incorporated by reference to
         Exhibit 99.3 of the Form 8-K filed by Merisel, Inc. September 23,
         1997.)

                  C. Registration Rights Agreement dated September 19, 1997 by and among Merisel, Inc., Merisel Americas, Inc. and Phoenix Acquisition Company II, L.L.C. (Incorporated by reference to Exhibit 99.4 of the Form 8-K filed by Merisel, Inc. September 23, 1997.)

                  D. Joint Filing Agreement.

                                                                       EXHIBIT D

                             JOINT FILING AGREEMENT



                  In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.01 per share, of Merisel, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement this 29th day of September, 1997.

                          PHOENIX ACQUISITION COMPANY II, L.L.C.
                          By:  Stonington Capital Appreciation 1994
                               Fund, L.P., its sole member
                          By:  Stonington Partners, L.P., its general partner
                          By:  Stonington Partners, Inc. II, its general partner


                          By:      /s/  Judith A. Witterschein
                              ----------------------------------
                          Name:     Judith A. Witterschein
                          Title:    Vice President & Secretary


                          STONINGTON CAPITAL APPRECIATION 1994
                          FUND L.P.
                          By:  Stonington Partners, L.P., its general partner
                          By:  Stonington Partners, Inc. II, its general partner


                          By:    /s/  Judith A. Witterschein
                              ----------------------------------
                          Name:     Judith A. Witterschein
                          Title:    Vice President & Secretary


                          STONINGTON PARTNERS, L.P.
                          By:  Stonington Partners, Inc. II, its general partner


                          By:    /s/  Judith A. Witterschein
                              ----------------------------------
                          Name:     Judith A. Witterschein
                          Title:    Vice President & Secretary

                          STONINGTON PARTNERS, INC. II


                          By:    /s/  Judith A. Witterschein
                              ----------------------------------
                          Name:     Judith A. Witterschein
                          Title:    Vice President & Secretary


                          STONINGTON PARTNERS, INC


                          By:    /s/  Judith A. Witterschein
                              ----------------------------------
                          Name:     Judith A. Witterschein
                          Title:    Vice President & Secretary